UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) September 26, 2024

HELIO CORPORATION

(Exact name of issuer as specified in its charter)

Florida	92-0586004
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

2448 Sixth Street, Berkeley, CA 94710

(Full mailing address of principal executive offices)

510-224-4495

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A Common

Item 9. Other Events.

The Company is hereby disclosing, as an “Other Event”, that it completed a corporate name and symbol change through FINRA as of August 14, 2024. The Company is electing to file this 1-U at this point in time to update the available information in the marketplace so that various financial websites can update the symbol and company information.

As of August 14, 2024, the company name was officially changed through FINRA to Helio Corporation and the company symbol was changed to HLEO. Certain select company information, as reported on the most recent 1-SA filing for the company, is reported below. (Some of the information reported below is also incorrectly presented on various financial websites.)

1.	Company Name: Helio Corporation

2.	Company Address: 2448 Sixth Street, Berkeley, CA 94710

3.	Current Officers and Directors:

Gregory T. Delory, Chief Executive Officer, President and Director

Joseph T. Pitman, Chief Technology Officer and Director

Paul S. Turin, Chief Engineer and Director

4.	Current number of outstanding shares: 11,194,633 shares of common stock

5.	Current public float: 218,900 shares of common stock

In furtherance of this Report, the Company incorporates by reference all information in its most recently filed 1-SA semi-annual report.

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter)	Helio Corporation

/s/ Gregory T. Delory
By (Signature and Title)	Gregory T. Delory, President and CEO

Date: September 26, 2024

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